Oriental Culture Holding LTD.

June 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Cara Wirth

Jennifer López Molina

Re:	Oriental Culture Holding LTD.
Amendment No. 4 to Registration Statement on Form F-3 Filed March 7, 2023 File No. 333-262398

Dear Ms. Wirth and Ms. López Molina:

Oriental Culture Holding LTD. (“OCG” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated March 27, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on January 28, 2022 and amended on February 22, 2022, June 15, 2022, February 9, 2023 and March 7, 2023.

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 4 to Registration Statement on Form F-3 Filed March 7, 2023

Risk Factors

“Nan County Public Safety Bureau has frozen certain bank accounts ... “, page 19

1.	We note your amended disclosure in response to comment 1. Please revise to explain why you determined not to make any further withdrawals from the accounts. Also, please disclose the number of customers that currently have deposits in the accounts and the number of customers that have been able to successfully retrieve their deposits, if material.

Response: Because the customers currently can freely transfer their deposits and make their withdrawals based on their actual needs from the trust account through direct requests with the bank, the Company believes it is not necessary to have the customers to withdraw all the funds at once and they can decide when and how much to withdraw based on their specific needs. Because the trust account is managed by Nanjing Jinwang, we don’t have details on overall number of customers that currently have deposits in the accounts and the number of customers that have been able to successfully retrieve their deposits. Nanjing Jinwang and its accounting department have not been in normal operation since the investigation. We receive feedback from customers if they have problems withdrawing deposits from the trust account with the bank.

General

2.	In the appropriate sections throughout your prospectus, please revise to discuss the February 24, 2023 Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies that was issued by the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration, its applicability to you, and the associated risks.

Response: We have revised our disclosures on cover page and page 2 to discuss the February 24, 2023 Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Provisions”) that was issued by the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration, which took effect on March 31, 2023. According to Provisions, the PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. We operate our online platforms through our subsidiaries in Hong Kong which are not subject to the laws and regulations of China, and the VIE and its subsidiaries in China provide marketing, warehouse storage and technical maintenance services and they don’t conduct any activities that affect or may affect national security and they don’t have documents and materials which may adversely affect national security or public interests.

3.	We note your disclosure that “[a]fter the New Overseas Listing Rules are enacted, the relevant filing procedures of the CSRC and other governmental authorities will be required in connection with our offerings.” Please clearly state whether this offering will be subject to the New Overseas Listing Rules and whether the offering is contingent upon receipt of approval from the CSRC. In this regard, disclose your responsibilities under the New Overseas Listing Rules and the current status of your compliance with the process. Please also expand your disclosure to discuss the risk and impact to your business operations and offering of securities if you do not receive the relevant approvals, including potential fines, penalties, or sanctions and discuss whether delisting is a potential consequence.

Response: We have revised our disclosure on cover page and page 2 to state any future offering pursuant to this Form F-3 will be subject to the New Overseas Listing Rules but the offering is not contingent upon receipt of approval from the CSRC as the new rules only require the Company to file with CSRC within three business days after the completion of the overseas offering. We have disclosed that we are obligated to file with CSRC any overseas offering within three business days after the completion of such offerings under the New Overseas Listing Rules. Currently, we are registering the shares under the Form F-3 without any actual offering, therefore, we don’t believe that we need to make filings under New Overseas Listing Rules since the CSRC filing under the New Overseas Listing Rule is required within three business days after the completion of the offering for the companies already listed on an overseas exchange before the effective date of the New Overseas Listing Rules on March 31, 2023. We have expanded our disclosure to discuss the risk and impact to our business operations and offering of securities if we do not receive the relevant approvals, including potential fines, penalties, or sanctions on page 15. According to Article 5 Legal Liabilities of the New overseas Listing Rule, any breach of the rules, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omission may result in a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market, although delisting is not a potential consequence for failure to file with CSRC pursuant to the New overseas Listing Rules.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Oriental Culture Holding LTD.

/s/ Yi Shao
Yi Shao
Chief Executive Officer

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